Exhibit 99.2

The Instructions accompanying this Letter of Transmittal should be read carefully before this Letter of Transmittal is completed.

LETTER OF TRANSMITTAL

FOR COMMON SHARES

OF

AXCAN PHARMA INC.

This Letter of Transmittal, properly completed and duly executed, together with all other required documents, must accompany certificates for common shares (the “Common Shares”) of  Axcan Pharma Inc. (“Axcan”) deposited in connection with the proposed arrangement (the “Arrangement”) involving Axcan and 4445660 Canada Inc. (the “Purchaser”), that was submitted for approval and approved at the special meeting of shareholders of Axcan held on January 25, 2008 (the “Meeting”) as described in a management information circular dated December 21, 2007 (the “Circular”).

Capitalized terms used but not defined in this Letter of Transmittal have the meanings set out in the Circular.

TO:               AXCAN PHARMA INC.

AND TO:     COMPUTERSHARE INVESTOR SERVICES INC. at its offices set out herein.

In connection with the Arrangement approved at the Meeting, the undersigned delivers to you the enclosed certificate(s) for Common Shares. The following are the details of the enclosed certificate(s):

Certificate Number(s)	Name in Which Registered	Number of Common Shares Deposited

The undersigned transmits herewith the certificate(s) described above for cancellation upon the Arrangement becoming effective. The undersigned acknowledges receipt of the Circular and represents and warrants that the undersigned has good and sufficient authority to deposit, sell and transfer the Common Shares represented by the enclosed certificate(s) (the “Deposited Shares”) and at the Effective Time, the Purchaser will acquire good title to the Deposited Shares free from all liens, charges, encumbrances, claims and equities and in accordance with the following: IN CONNECTION WITH THE ARRANGEMENT AND FOR VALUE RECEIVED at the Effective Time all of the right, title and interest of the undersigned in and to the Deposited Shares and in and to any and all dividends, distributions, payments, securities, rights, warrants, assets or other interests (collectively, “distributions”) which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Shares or any of them as and from the Effective Date of the Arrangement, as well as the right of the undersigned to receive any and all distributions shall have been assigned to the Purchaser.

The undersigned irrevocably constitutes and appoints any person designated by the Purchaser in writing, the true and lawful agent, attorney and attorney-in-fact of the undersigned with respect to the Deposited Shares purchased in connection with the Arrangement with full power of substitution (such power of attorney, being coupled with an interest, being irrevocable) to, in the name of and on behalf of the undersigned, (a) register or record the transfer of such Deposited Shares consisting of securities on the registers of Axcan; and (b) execute and negotiate any cheques or other instruments representing any such distribution payable to or to the order of the undersigned.

The undersigned revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Shares or any distributions other than as set out in this Letter of Transmittal and in any proxy granted for use at the Meeting. Other than in connection with the Meeting, no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, will be granted with respect to the Deposited Shares or any distributions by or on behalf of the undersigned, unless the Deposited Shares are not taken up and paid for in connection with the Arrangement.

The undersigned covenants and agrees to execute all such documents, transfers and other assurances as may be necessary or desirable to convey the Deposited Shares and distributions effectively to the Purchaser.

Each authority conferred or agreed to be conferred by the undersigned in this Letter of Transmittal may be exercised during any subsequent legal incapacity of the undersigned and all obligations of the undersigned in this Letter of Transmittal shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

The undersigned instructs the Purchaser and the Computershare Investor Services Inc. (the “Depositary”), upon the Arrangement becoming effective, to mail the cheques by first class mail, postage prepaid, or to hold such cheques for pick-up, in accordance with the instructions given below. Should the Arrangement not proceed for any reason, the deposited certificates and other relevant documents shall be returned in accordance with the instructions in the preceding sentence.

By reason of the use by the undersigned of an English language form of Letter of Transmittal, the undersigned shall be deemed to have required that any contract evidenced by the Arrangement as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l’usage d’une lettre d’envoi en langue anglaise par le soussigné, le soussigné et les destinataires sont présumés d’avoir requis que tout contrat attesté par l’arrangement et son acceptation par cette lettre d’envoi, de même que tous les documents qui s’y rapportent, soient rédigés exclusivement en langue anglaise.

BLOCK A	BLOCK B

ISSUE CHEQUE IN NAME OF:	SEND CHEQUE
(please print):	(Unless Block “D” is checked) TO:

(Name)	(Name)

(Street Address and Number)

(City and Province or State)	(Street Address and Number)

(Country and Postal (Zip) Code)

(Telephone — Business Hours)	(City and Province or State)

(Social Insurance, Taxpayer Identification or Social Security Number, if any.)	(Country and Postal (Zip) Code)

BLOCK C	BLOCK D

STATUS AS UNITED STATES HOLDER	☐ HOLD CHEQUE FOR PICK-UP

Indicate whether you are a United States person for United States federal income tax purposes (a “U.S. holder”) or are acting on behalf of a U.S. holder:

☐ The owner signing on page 3 represents that it is not a U.S. holder and is not acting on behalf of a U.S. holder.
☐ The owner signing on page 3 is a U.S. holder or is acting on behalf of a U.S. holder.
U.S. holders must provide their Taxpayer Identification Number (“TIN”) or Social Security Number (“SSN”).

To avoid U.S. backup withholding, you must (i) complete Substitute Form W-9 on page 4 (or, in certain circumstances, another withholding tax certificate) if you are a U.S. holder or acting on behalf of a U.S. holder or (ii) otherwise provide certification that you are exempt from backup withholding.  You can find more information on page 6 (see Instruction 7, “Withholding Taxes”).

Signature guaranteed by (if required under Instruction 3):	Dated:

Authorized Signature	Signature of Shareholder or Authorized Representative (see Instruction 4)

Name of Guarantor (please print or type)	Name of Shareholder (please print or type)

Address (please print or type)	Name of Authorized Representative (please print or type, if applicable) (please print or type)

NOTE:              FAILURE TO COMPLETE AND RETURN THIS FORM AND THE SUBSTITUTE FORM W-9 (OR APPLICABLE INTERNAL REVENUE SERVICE FORM W-8) MAY RESULT IN BACKUP WITHHOLDING OF 28% OF ANY PAYMENTS MADE TO YOU PURSUANT TO THE ARRANGEMENT.

THIS FORM MUST BE COMPLETED BY ALL SURRENDERING U.S. HOLDERS.

See the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

PAYER’S NAME:  [Paying Agent]

SUBSTITUTE Form W-9 Department of the Treasury Internal Revenue Service Payer’s Request for Taxpayer Identification Number and Certification

Part 1—Taxpayer Identification Number—Provide your taxpayer identification number (“TIN”) in the box at right and certify by signing and dating below.

If you do not have a TIN, see the enclosed Guidelines for information on obtaining a number.

Social Security Number

OR

Employer Identification Number

Part 2— Awaiting TIN ☐ Exempt ☐

Part 3—Certification—Under penalties of perjury, I certify that:

(1)               I am a U.S. person (including a U.S. resident alien);

(2)               The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and

(3)               I am not subject to backup withholding because:

(a)    I am exempt from backup withholding,

(b)   I have not been notified by the Internal Revenue Service (the “IRS”) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or

(c)    the IRS has notified me that I am no longer subject to backup withholding.

Certification Instructions—You must cross out item (3) above if you have been notified by the IRS that you are currently subject to backup withholding because of underreporting interest or dividends on your tax return and you have not been notified by the IRS that you are no longer subject to backup withholding.

	Signature		Date
Name
Address
	City	State	Zip

YOU MUST COMPLETE THE FOLLOWING CERTIFICATION IF YOU ARE AWAITING (OR WILL SOON APPLY FOR) A TAXPAYER IDENTIFICATION NUMBER.

CERTIFICATION OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and that I mailed or delivered, or intend to mail or deliver in the near future, an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office.  I understand that, if I do not timely provide a correct taxpayer identification number, payments made to me will be  subject to backup withholding of U.S. federal income tax, currently at a rate of 28%.

Signature	Date

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER

ON SUBSTITUTE FORM W-9

Guidelines for determining the proper taxpayer identification number to provide to the payer—Social Security Numbers have nine digits separated by two hyphens (i.e., 000-00-0000).  Employer Identification Numbers have nine digits separated by one hyphen (i.e., 00-0000000).  The table below will help you determine the number to give the payer.

For this type of account:	Give the SOCIAL SECURITY number of —	For this type of account:	Give the EMPLOYER IDENTIFICATION number of —
1. An individual’s account	The individual	6. Sole proprietorship or single-member LLC that is disregarded as separate from its non-individual member	The owner (3)

2. Two or more individuals (joint account)	The actual owner of the account or, if combined funds, the first individual on the account(1)	7. Partnership or multiple member LLC that has not elected to be taxed as a corporation	The partnership or LLC

3. Custodian account of a minor (Uniform Gift to Minors Act)	The minor(2)	8. Corporation or LLC that has elected to be taxed as a corporation	The corporation or LLC

4. a. The usual revocable savings trust account (grantor is also trustee)	The grantor-trustee(1)	9. A broker or registered nominee	The broker or nominee

b. So-called trust account that is not a legal or valid trust under state law	The actual owner(1)	10. A valid trust, estate or pension trust	The legal entity (4)

5. Sole proprietorship or single-member limited liability company (“LLC”) that is disregarded as separate from its individual member	The owner (3)	11. Association, club, religious, charitable, educational organization, or other tax-exempt organization	The organization

		12. Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments.	The public entity

(1)                  List first and circle the name of the person whose number you furnish.  If only one person on a joint account has a social security number, that person’s number must be furnished

(2)                  Circle the minor’s name and furnish the minor’s social security number.

(3)                  You must show your individual name, but you may also enter your business or “doing business as” name.  You may use either your social security number or employer identification number (if you have one).

(4)                  List first and circle the name of the legal entity, either a trust, estate, or pension trust.  Do not furnish the taxpayer identification number of the personal representative or trustee unless the legal entity itself is not designated in the account title.

NOTE:  If no name is circled when there is more than one name, the number will be considered that of the first name listed.

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER
ON SUBSTITUTE FORM W-9

Obtaining a Number

If you do not have a taxpayer identification number (“TIN”) or if you do not know your number, obtain Form SS-5 (Application for Social Security Card) or Form SS-4 (Application for Employer Identification Number) at the local office of the Social Security Administration or the Internal Revenue Service (the “IRS”) and apply for a number.  In addition, you must check the box marked “Awaiting TIN” in Part 2 of Substitute Form W-9 and sign and date the “Certification of Awaiting Taxpayer Identification Number” at the bottom of the form.  If you do not timely provide a TIN, a portion of all reportable payments made to you will be withheld.

Section references in these guidelines refer to sections under the Internal Revenue Code of 1986, as amended.

Payees specifically exempted from backup withholding on ALL payments include:

•                  An organization exempt from tax under Section 501(a), an individual retirement account (IRA), or a custodial account under Section 403(b)(7) if the account satisfies the requirements of Section 401(f)(2).

•                  The United States, a state thereof, the District of Columbia or a possession of the United States, or a political subdivision or agency or instrumentality of any the foregoing.

•                  An international organization or any agency or instrumentality thereof.

•                  A foreign government or any political subdivision, agency or instrumentality thereof.

Payees that may be exempt from backup withholding include:

•                  A corporation.

•                  A financial institution.

•                  A dealer in securities or commodities required to register in the United States, the District of Colombia, or a possession of the United States.

•                  A real estate investment trust.

•                  A common trust fund operated by a bank under Section 584(a).

•                  An entity registered at all times during the tax year under the Investment Company Act of 1940, as amended.

•                  A middleman known in the investment community as a nominee or custodian.

•                  A futures commission merchant registered with the Commodity Futures Trading Commission.

•                  A foreign central bank of issue.

•                  A trust exempt from tax under Section 664 or a non-exempt trust described in Section 4947.

EXEMPT PAYEES DESCRIBED ABOVE SHOULD COMPLETE AND RETURN SUBSTITUTE FORM W-9 TO AVOID POSSIBLE ERRONEOUS BACKUP WITHHOLDING.  Exempt payees should furnish their TIN, check the box labeled “Exempt” in Part 2 and sign and date the form.  If you are a foreign person, you must submit the appropriate IRS Form W-8 signed under penalty of perjury attesting to foreign status.  Such forms may be obtained from the Paying Agent or at www.irs.gov.

Certain payments other than interest, dividends, and patronage dividends that are not subject to information reporting are also not subject to backup withholding.  For details, see the regulations under Sections 6041,6041A, 6045, 6050A and 6050N.

Privacy Act Notice. —Section 6109 requires most recipients of dividend, interest, or certain other income to give taxpayer identification numbers to payers who must report the payments to the IRS.  The IRS uses the numbers for identification purposes and to help verify the accuracy of tax returns.  The IRS may also provide this information to the Department of Justice for civil and criminal litigation and to cities, states and the District of Columbia to carry out their tax laws.  The IRS may also disclose this information to other countries under a tax treaty, or to Federal and state agencies to enforce Federal non-tax criminal laws and to combat terrorism.  Payers must be given the numbers whether or not recipients are required to file tax returns.  Payers must generally withhold a portion of taxable interest, dividend, and certain other payments to a payee who does not furnish a taxpayer identification number to a payer.  Certain penalties may also apply.

Penalties

(1) Penalty for Failure to Furnish TIN. —If you fail to furnish your correct TIN to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

(2) Civil Penalty for False Information With Respect to Withholding. —If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a penalty of $500.

(3) Criminal Penalty for Falsifying Information. —Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

(4) Misuse of  TINs. —If the requester discloses or uses TINs in violation of federal law, the requester may be subject to civil and criminal penalties.

FOR ADDITIONAL INFORMATION CONTACT YOUR TAX CONSULTANT OR THE IRS

INSTRUCTIONS

1.                                      Use of Letter of Transmittal

The method used to deliver this Letter of Transmittal and any accompanying certificates representing Common Shares is at the option and risk of the holder, and delivery will be deemed effective only when such documents are actually received. The Purchaser recommends that the necessary documentation be hand delivered to the Depositary at any of its offices specified below, and a receipt obtained; otherwise the use of registered mail with return receipt requested, properly insured, is recommended. Shareholders whose Common Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing those Common Shares.

2.                                      Signatures

This Letter of Transmittal must be filled in and signed by the holder of Common Shares described above or by such holder’s duly authorized representative (in accordance with Instruction 4).

(a)                                  If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the names(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such deposited certificate(s) are owned of record by two or more joint owners, all such owners must sign the Letter of Transmittal.

(b)                                 If this Letter of Transmittal is signed by a person other than the registered owner(s) of the accompanying certificate(s):

(i)	such deposited certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and

(ii)

the signature(s) on such endorsement or share transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 3 below.

3.                                      Guarantee of Signatures

If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Deposited Shares, or if Deposited Shares not purchased are to be returned to a person other than such registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the registers of Axcan, or if the payment is to be issued in the name of a person other than the registered owner of the Deposited Shares, such signature must be guaranteed by an Eligible Institution (as defined below), or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

An “Eligible Institution” means a Canadian Schedule I chartered bank, a major trust company in Canada, a commercial bank or trust company in the United States, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc.  Medallion Signature Program (MSP).  Members of these programs are usually members of a recognized stock exchange in Canada and/or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.  Certain Canadian credit unions may also be members.

4.                                      Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal is executed by a person on behalf of an executor, administrator, trustee, guardian, corporation, partnership or association or is executed by any other person acting in a representative capacity, this

Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. Either the Purchaser or the Depositary, at its discretion, may require additional evidence of authority or additional documentation.

5.                                      Miscellaneous

(a)                                  If the space on this Letter of Transmittal is insufficient to list all certificates for Deposited Shares, additional certificate numbers and number of Deposited Shares may be included on a separate signed list affixed to this Letter of Transmittal.

(b)                                 If Deposited Shares are registered in different forms (e.g. “John Doe” and “J. Doe”) a separate Letter of Transmittal should be signed for each different registration.

(c)                                  No alternative, conditional or contingent deposits will be accepted.

(d)                                 The Arrangement and any agreement in connection with the Arrangement will be construed in accordance with and governed by the laws of the Province of Québec and the laws of Canada applicable therein.

(e)                                  Additional copies of the Circular and this Letter of Transmittal may be obtained from the Depositary at any of its respective offices at the addresses listed below.

6.                                      Lost Certificates

If a share certificate has been lost, stolen or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded together with a letter describing the loss to the Depositary. The Depositary will respond with the replacement requirements.

7.                                      Withholding Taxes

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Internal Revenue Service Circular 230 Notice

To ensure compliance with requirements imposed by the United States Internal Revenue Service (the “IRS”), you are hereby notified that the U.S. tax advice contained herein (i) is written in connection with the promotion or marketing of the transactions or matters addressed herein, and (ii) is not intended or written to be used, and cannot be used by any taxpayer, for the purpose of avoiding U.S. tax penalties.  Each taxpayer should seek advice based on the taxpayer’s particular circumstances from an independent tax advisor.

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In order to avoid “backup withholding” of United States income tax on payments made on the Common Shares, a Shareholder that is a U.S. holder (as defined below) must generally provide the person’s correct taxpayer identification number (“TIN”) on the Substitute Form W-9 above and certify, under penalties of perjury, that such number is correct, that such Shareholder is not subject to backup withholding, and that such Shareholder is a U.S. person (including a U.S. resident alien).  If the correct TIN is not provided or if any other information is not correctly provided, payments made with respect to the Common Shares may be subject to backup withholding of 28%. For the purposes of this Letter of Transmittal, a “U.S. holder” means: a beneficial owner of Common Shares that, for United States federal income tax purposes, is (a) a citizen or resident of the United States, (b) a corporation, or other entity classified as a corporation for United States federal income tax purposes, that is created or organized in or under the laws of the United States or any state in the United States, including the District of Columbia, (c) an estate if the income of such estate is subject to United States federal income tax regardless of the source of such income, (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for United States federal income tax purposes or (ii) a United States court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust, or (e) a partnership, limited liability company or other entity classified as a partnership for United States tax purposes that is created or organized in or under the laws of the United States or any state in the United States, including the District of Columbia.

The TIN for an individual United States citizen or resident is the individual’s social security number.

The “Awaiting TIN” box of the Substitute Form W-9 may be checked if a Shareholder has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future. If the “Awaiting TIN” box is checked, the Shareholder that is a U.S. holder must also complete the Certificate of Awaiting Taxpayer Identification Number found below the Substitute Form W-9 in order to avoid backup withholding. If a Shareholder that is a U.S. holder completes the Certificate of Awaiting Taxpayer Identification Number but does not provide a TIN within 60 days, such Shareholder will be subject to backup withholding at a rate of 28% until a TIN is provided.

Backup withholding is not an additional United States income tax. Rather, the United States income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained provided that the required information is furnished to the IRS.

Certain persons (including, among others, corporations, certain “not-for-profit” organizations, and certain non-U.S. persons) are not subject to backup withholding. A Shareholder that is a U.S. holder should consult his or her tax advisor as to the Shareholder’s qualification for an exemption from backup withholding and the procedure for obtaining such exemption.

Failure to furnish TIN — If you fail to furnish your correct TIN, you are subject to a penalty of U.S.$50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

Shareholders that are not U.S. Holders and who are receiving payments in the U.S. should complete, execute, and return an appropriate IRS Form W-8.  IRS Forms W-8 are available from the Internal Revenue web site, at http://www.irs.ustreas.gov/.  Each Shareholder that is not a United States person should consult its own accountant or tax advisor for further guidance as to the proper IRS Form W-8 to complete and return to claim exemption from backup withholding.

The Depositary is:

COMPUTERSHARE INVESTOR SERVICES INC.

By Hand or by Courier

100 University Avenue, 9th Floor

Toronto, Ontario

M5J 2Y1

By Mail

P.O. Box 7021

31 Adelaide St E

Toronto, ON   M5C 3H2

Attention: Corporate Actions

Toll Free: 1-800-564-6253

E-Mail: corporateactions@computershare.com